UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 20, 2026

MISSION PRODUCE, INC.

(Exact name of Registrant as specified in its charter)

Delaware	001-39561	95-3847744
(State or Other Jurisdiction of Incorporation or Organization)	(Commission file number)	(IRS Employer Identification No.)

2710 Camino Del Sol, Oxnard, CA	93030
(Address of Principal Executive Offices)	(Zip code)

Registrant’s telephone number, including area code: (805) 981-3650

(Former name or former address, if changed since last report.)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share Series A Junior Participating Preferred Stock, par value $0.001 per share	AVO	NASDAQ Global Select Market

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure

On March 20, 2026, Mission Produce, Inc. (the “Company”) posted an updated copy of its investor presentation to its website at www.missionproduce.com. The presentation will be used at the 38th Annual ROTH Conference, March 23rd and 24th, 2026, where certain officers of the company are scheduled to participate. A copy of the presentation is attached to this Current Report on Form 8K as Exhibit 99.1.

The information contained in this Item 7.01, including the related information set forth in the updated investor presentation attached hereto as Exhibit 99.1 and incorporated by reference herein, is being “furnished” and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise. The information in this Item 7.01 shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, or into any filing or other document pursuant to the Exchange Act, except as otherwise expressly stated in any such filing.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description

99.1	Investor Presentation

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MISSION PRODUCE, INC.

/s/ Stephen J. Barnard
Stephen J. Barnard
Chief Executive Officer

Date: March 20, 2026

Exhibit 99.1 Investor Presentation March 2026 The contents of this presentation are Mission Produce proprietary and for informational purposes only. Not for redistribution or external use. Any information, content, or recommendations included herein shall not be construed as a guarantee of future results. We make no representations or warranties, and expressly disclaim any representations or warranties, as to the validity, accuracy, or completeness of the information contained herein.

W O R L D ’ S F I N E S T A V O C A D O S & M A N G O S Safe harbor statement Notice to and Undertaking by Recipients over matters submitted to stockholders for approval; limited sources of capital appreciation; significant costs associated with being a This presentation does not purport to be all-inclusive or to contain all of the information that the Recipient may require. public company and the allocation of significant management resources thereto; reliance on analyst reports; failure to maintain proper and The Company expressly disclaims any and all liability relating to or resulting from the use of this presentation. effective internal control over financial reporting; restrictions on takeover attempts in our charter documents and under Delaware law; the This presentation may not be reproduced, forwarded to any person or published, in whole or in part. selection of Delaware as the exclusive forum for substantially all disputes between us and our stockholders; risks related to restrictive This presentation does not constitute an offer to sell or the solicitation of an offer to buy any security. The information contained herein is covenants under our credit facility, which could affect our flexibility to fund ongoing operations, uses of capital and strategic initiatives, for informational purposes and may not be relied upon in connection with the purchase or sale of any security. and, if we are unable to maintain compliance with such covenants, lead to significant challenges in meeting our liquidity requirements and acceleration of our debt; and other risks and factors discussed from time to time in our Annual and Quarterly Reports on Forms 10-K and Forward-Looking Statements 10-Q and in our other filings with the Securities and Exchange Commission. You can obtain copies of our SEC filings on the SEC’s website Statements in this presentation that are not historical in nature are forward-looking statements that, within the meaning of the federal at www.sec.gov. The forward-looking statements contained in this presentation are made as of the date hereof and the Corporation does securities laws, including the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, involve known and unknown not intend to, nor does it assume any obligation to, update or supplement any forward-looking statements after the date hereof to reflect risks and uncertainties. Words such as may , will , expect , intend , plan , believe , seek , could , estimate , judgment , targeting , actual results or future events or circumstances. should , anticipate , goal and variations of these words and similar expressions, are also intended to identify forward-looking statements. The forward-looking statements in this press release address a variety of subjects, including statements about our short-term Industry Information and long-term assumptions, goals and targets. Many of these assumptions relate to matters that are beyond our control and changing Market data and industry information used throughout this presentation are based on management's knowledge of the industry and the rapidly. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we good faith estimates of management. We also relied, to the extent available, upon management's review of independent industry surveys can give no assurances that our expectations will be attained. Readers are cautioned that actual results could differ materially from those and publications and other publicly available information prepared by a number of third-party sources. All of the market data and industry implied by such forward-looking statements due to a variety of factors, including: reliance on primarily one main product, limitations information used in this presentation involves a number of assumptions and limitations, and you are cautioned not to give undue weight regarding the supply of fruit, either through purchasing or growing; the benefits of the proposed transaction involving Calavo, including to such estimates. Although we believe that these sources are reliable, we cannot guarantee the accuracy or completeness of this future financial and operating results, plans, objectives, expectations and intentions, the expected timing and likelihood of completion of information, and we have not independently verified this information. While we believe the estimated market position, market opportunity the proposed transaction and other statements that are not historical facts; any statements of the plans, strategies and objectives of and market size information included in this presentation are generally reliable, such information, which is derived in part from management for future operations, including execution of restructuring and integration (including information technology systems management's estimates and beliefs, is inherently uncertain and imprecise. Projections, assumptions and estimates of our future integration) plans; the ability to obtain the requisite Calavo and Mission Produce stockholder approvals; the risk that Calavo or Mission performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and Produce may be unable to obtain governmental and regulatory approvals required for the proposed transaction (and the risk that such risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the expressed in our estimates and beliefs and in the estimates prepared by independent parties. proposed transaction); the risk that an event, change or other circumstance could give rise to the termination of the proposed transaction; Non-GAAP Financial Measure the risk that a condition to closing of the proposed transaction may not be satisfied; the risk of delays in completing the proposed This presentation contains the non-GAAP financial measures “adjusted net income” and “adjusted EBITDA.” Management believes these transaction; the risk that the businesses will not be integrated successfully or that the integration will be more costly or difficult than measures provide useful information for analyzing the underlying business results. These measures are not in accordance with, nor are expected; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take they a substitute for or superior to, the comparable financial measures by generally accepted accounting principles. Reconciliations of longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the these non-GAAP financial measures to the most comparable GAAP measure are provided in the appendices to this presentation. market price of Calavo’s or Mission Produce’s common stock; the risk of litigation related to the proposed transaction; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the diversion of Adjusted net income (loss) refers to net income (loss) attributable to Mission Produce, before stock-based compensation expense, management time from ongoing business operations and opportunities as a result of the proposed transaction; the risk of adverse unrealized gain (loss) on derivative financial instruments, foreign currency gain (loss), farming costs for nonproductive orchards (which reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the represents land lease costs), recognition of deferred ERP costs, transaction advisory costs, further adjusted by any special, non-recurring, proposed transaction; fluctuations in the market price of fruit; increasing competition; risks associated with doing business internationally, or one-time items such as remeasurement, impairment or discrete tax charges that are distortive to results, and tax effects of these items, including Mexican and Peruvian economic, political and/or societal conditions; inflationary pressures; establishment of sales channels and if any, and the tax-effected impact of these non-GAAP adjustments attributable to noncontrolling interest, allocable to the noncontrolling geographic markets; loss of one or more of our largest customers; general economic conditions or downturns; supply chain failures or owners based on their percentage of ownership interest. disruptions; disruption to the supply of reliable and cost-effective transportation; failure to recruit or retain employees, poor employee relations, and/or ineffective organizational structure; inherent farming risks, including climate change; seasonality in operating results; Adjusted EBITDA refers to net income (loss), before interest expense, income taxes, depreciation and amortization expense, stock-based failures associated with information technology infrastructure, system security and cyber risks; new and changing privacy laws and our compensation expense, other income (expense), and income (loss) from equity method investees, further adjusted by asset impairment compliance with such laws; food safety events and recalls; failure to comply with laws and regulations; changes to trade policy and/or and disposals, farming costs for nonproductive orchards (which represents land lease costs), recognition of deferred ERP costs, transaction export/import laws and regulations; risks from business acquisitions, if any; lack of or failure of infrastructure; material litigation or advisory costs, and any special, non-recurring, or one-time items such as remeasurements or impairments, and any portion of these items governmental inquiries/actions; failure to maintain or protect our brand; changes in tax rates or international tax legislation; risks attributable to the noncontrolling interest. associated with global conflicts; inability to accurately forecast future performance; the viability of an active, liquid, and orderly market for our common stock; volatility in the trading price of our common stock; concentration of control in our executive officers, and directors ©Mission Produce 2026 2

W O R L D ’ S F I N E S T A V O C A D O S & M A N G O S Additional Disclosures NO OFFER OR SOLICITATION This communication is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC In connection with the proposed transaction, Calavo and Mission have filed a joint proxy statement with the SEC and Mission has filed with the SEC a registration statement on Form S-4 that includes the joint proxy statement of Calavo and Mission and that also constitutes a prospectus of Mission (the “Joint Proxy Statement/Prospectus”). Each of Calavo and Mission may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or any other document that Calavo or Mission may file with the SEC. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of Calavo and Mission. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CALAVO, MISSION AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and Joint Proxy Statement/Prospectus (if and when available) and other documents containing important information about Calavo, Mission and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the Form S-4 and Joint Proxy Statement/Prospectus (if and when available) and other documents filed with the SEC by Calavo may be obtained free of charge on Calavo’s website at Calavo’s SEC Filings Website or, alternatively, by directing a request by mail to Calavo’s Corporate Secretary at Calavo Attention: Corporate Secretary, Calavo Growers, Inc., 1141A Cummings Road, Santa Paula, CA 93060. Copies of the registration statement and Joint Proxy Statement/Prospectus and other documents filed with the SEC by Mission may be obtained free of charge on Mission’s website at Mission’s SEC Filings Website or, alternatively, by directing a request by mail to Mission’s Corporate Secretary at Mission Attention: Corporate Secretary, Mission Produce, Inc., 2710 Camino Del Sol, Oxnard, CA 93030. PARTICIPANTS IN THE SOLICITATION Calavo, Mission and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Calavo, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Calavo’s annual report on Form 10-K for the year ended October 31, 2025, including under the heading “ Directors, Executive Officers, and Corporate Governance;” proxy statement for Calavo’s 2025 Annual Meeting of Stockholders, which was filed with the SEC on February 28, 2025, including under the headings and subheadings “Executive Compensation,” “Proposal No. 1 Election Board of Directors,” and “Common Stock Ownership Information of Certain Beneficial Owners and Managers;” and Item 5.02 of Calavo’s current reports on Form 8-K filed on November 13, 2025, November 25, 2025, and December 12, 2025. To the extent holdings of Calavo Common Stock by the directors and executive officers of Calavo have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), subsequently filed by Calavo’s directors and executive officers with the SEC. Information about the directors and executive officers of Mission, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Mission’s annual report on Form 10-K for the year ended October 31, 2025, and proxy statement for Mission’s 2026 Annual Meeting of Stockholders, which was filed with the SEC on February 24, 2026, including under the headings and subheadings “2025 Director Composition,” “Executive Compensation” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of Mission Shares by the directors and executive officers of Mission have changed from the amounts reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed by Mission’s directors and executive officers with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from Calavo or Mission using the sources indicated above. ©Mission Produce 2026 3

W W O O R R L L D D ’’ S S F F II N N E E S S T T A A V V O O C C A A D D O O S S & & M M A A N N G G O O S S NASDAQ: AVO Snapshot A leading commercial global avocado platform Top global avocado distributor 691M Global Strategically Vertically Large pounds (fiscal 2025) year-round located integrated addressable supplier markets grower sourcing & Years of operational excellence 40+ distribution of avocados supported value-added & mangos by global services per capita distribution consumption ~$1B $1.4B $111M growth Market cap Revenue Adjusted EBITDA ©Mission Produce 2026 4

W O R L D ’ S F I N E S T A V O C A D O S & M A N G O S Investment highlights 1 2 3 4 5 Ability to Secular Free Strategic M&A Balanced serve global growth cash flow to expand capital allocation customers story acceleration capability strategy Agreement to acquire Differentiated approach creates Movement toward healthy Heavy investment Near-term focus on integration Calavo Growers year-round supply capability eating empowered by GLP-1 phase complete execution and deleveraging penetration and favorable Premier sourcing assets and Vertically integrated marketer and Positioned for accelerated free cash Key features: commitment to demographic backdrop established prepared foods distributor with owned farming, flow generation after two strong shareholder returns following platform create significant growth sourcing capabilities across 4 GLP-1 usage approaching years of execution balance sheet leverage opportunity with minimal capex 1 continents, distribution and double-digits in the US normalization post-Calavo investment needed beyond the ripening facilities integration; strategy to execute transaction Doubling of Hispanic population, future accretive and synergistic Significant North American, and households spend 70% more than M&A 2 South American footprint with non-Hispanic households reach and operations in Europe and Asia (1) Cornell University GLP-1 Study. (2) Pew Research Center. 2025. ©Mission Produce 2026 5

W O R L D ’ S F I N E S T A V O C A D O S & M A N G O S The evolution of our global platform Founded in First Ripe First Avocados Planted in Peru, Mission Goes Public Vertical Integration Joint Venture Oxnard, California Center Opens Establishing Vertical Integration (Nasdaq: AVO) Established in South Africa 1983 1998 2011 2020 2024 1993 1997 2012 2017 2021 2023 2026 Mission Begins Becomes one Expansion into Europe with Vertical Integration Mission Enters the Mission Enters Mission Announces Ripening Trials of the First to Commercial Operations Partnership Mango Category the UK Market Agreement Import Avocados Established in Colombia To Acquire from Mexico Calavo Growers 2002 - 2010 1984 2015 Laredo Megacenter Mission de Mexico One of the World’s Most Advanced 2025 Global Sourcing Expands Opens Established Ripening, Packing, & Distribution Across California, Mexico, Mission Inaugurates its in Michoacán Centers Opens in California Chile, Peru, New Zealand Guatemala Packhouse State-of-the-art Packhouse Opens in Peru Distribution Expands with 8 packhouses across the U.S. ©Mission Produce 2026 6

W O R L D ’ S F I N E S T A V O C A D O S & M A N G O S Looking ahead WHERE WE’VE BEEN WHERE WE ARE WHERE WE’RE GOING Global Optimizing network for improved Compelling catalyst infrastructure asset utilization and free cash flow generation Strategic growth complete Selectively adding new Current network Accelerating EBITDA categories to drive ROA facility utilization Harvesting cash flow Mangos/blueberries, and through Calavo Ample capacity to support future acquisition – Tomatoes/Papayas) to drive ROA volume growth Opportunity to increase pro-forma adjusted EBITDA by more than 2x by fiscal 2030 Includes Calavo and targeted synergies, as compared to FY25 levels ($111M) ©Mission Produce 2026 7

W O R L D ’ S F I N E S T A V O C A D O S & M A N G O S Capital allocation framework supported by accelerated free cash flow Target FCF to double (growing in sequence with adjusted EBITDA), FCF conversion targeted to increase to 50%+ of adj. EBITDA by FY 2030 Assets in place – High-return Manage balance Balanced approach Returning to a strategic sheet leverage Deleveraging in parallel with CAPEX-lite model growth only Pro forma commitment to returning Capex… From at transaction Targeted close of revenue ~1.7x cash to shareholders and investment (FY21) ~8% Target toward continued strategic accretive M&A … To approximately high-return of revenue within two opportunities (FY26 outlook) years of close 3-4% 1.0-1.5x ©Mission Produce 2026 8

W O R L D ’ S F I N E S T A V O C A D O S & M A N G O S Mission’s blueprint to drive long-term growth Pursue strategic Strengthen avocado Build Strategically expand accretive M&A category leadership and globally-connected, into complementary to broaden capabilities enhance capabilities to enterprise-minded categories and in high-growth and serve the most attractive teams that own geographies to underserved categories global markets outcomes together enhance asset utilization ©Mission Produce 2026 9

W O R L D ’ S F I N E S T A V O C A D O S & M A N G O S Pending acquisition Why Calavo? of Calavo growers Mexican packhouses Prepared foods 2 strategic locations, expands to 4 facilities ~$77M rev, ~150 SKUs, ~12% YoY growth California sourcing Network expansion Premier assets, 100+ year grower relationships complementary North American network path to value creation JANUARY 14, 2026 Definitive agreement announced How this creates value JULY 31, 2026 Expected close during the fiscal third quarter ended Customer expansion Cross-sell Increases addressable customer base in NA Broader assortment drives penetration opportunities Enhanced sourcing mix Adds new capabilities ~$2.0B ~$177M* Scaled access to CA & MX sourced fruit Prepared foods is a ~$2.7B global market, ~8% CAGR Pro Forma Net Sales Pro Forma Adj. EBITDA ~8.7% ~1.7x What gives us confidence EBITDA Margin Net Leverage at Close 40+ years $25M+ synergies of operational excellence across value chain anticipated within 18 months – ~$25M Meaningful upside potential World class network Run-Rate Synergies Complementary model State-of-the-art global operations & assets Mitigates integration risk *Includes ~$25M in run-rate synergies. FY2025A figures. Pro forma financials to be included in proxy. ©Mission Produce 2026 10

W O R L D ’ S F I N E S T A V O C A D O S & M A N G O S Scaled North American platform with global Combined distribution network and key hubs enabling consistent service levels and quality with improved reach and Dark Shading Represents Pro Forma fill rates, ripening programs and logistics optionality distribution and sourcing network capabilities Strengthened global network Diversified Mission provides Calavo supplements Mission’s domestic footprint with supplier network global reach to utilize to serve retail, wholesale with deep local expanded product strengthened Mexico & California and foodservice customers sourcing, combined distribution relationships assortment and broader product mix Source: Company filings ©Mission Produce 2026 11

W O R L D ’ S F I N E S T A V O C A D O S & M A N G O S Avocado volume growth and product expansion driving proforma revenue Revenue mix Proforma $2.0B Avocado $1.4B Blueberry Mango $1.4B $2.0B Other Revenue $177M Synergy $25M GUACAMOLE $110.8M $152M TOMATO Adj. 2025 Proforma 2025 Prepared foods capability 1 EBITDA (guacamole) is a key new addition Note: Fiscal year ended October 31 (1) Non-GAAP reconciliation located in the appendix ©Mission Produce 2026 12

W O R L D ’ S F I N E S T A V O C A D O S & M A N G O S Attractive market supported by on-trend category dynamics Large and growing Durable secular tailwinds Provides runway for increased 7 addressable markets driven by powerful trends per-capita consumption globally Global avocado market Health & Wellness U.S.: 8 lbs/year per capita 1,2 3 ~$20B growing to 57% of consumers prioritize healthy eating vs. Mexico at 20 lbs/year 2 4 $27B by 2030 (6.3% CAGR) GLP-1s: penetration is on the rise at 8%+ Europe: 2 lbs/year – implies 4x growth potential shifting focus to store perimeter, avocado a super food (to meet US penetration) Hispanic Demographics Global mango market Asia: <1 lb/year with ~10x growth potential Growing 2% annually, 2 ~$55B growing to 5 (to meet US penetration) spending 73% more per household 2 $68B by 2030 (4.4% CAGR) Millennial/Gen Z 6 71% purchase rate vs. 45% older generations (1) Rabobank Group, RaboResearch Global Avocado Update 2025. (2) Mordor Intelligence (3) Numerator Advanced Shopper Profile Report, 12 months ending 9/30/2025. (4) Cornell University GLP-1 Study. (5) Pew Research Center. 2025. (6) Numerator Shopper Metrics Report, 12 months ending 9/30/2025. (7) FruiTrop Magazine. September-October 2024 ©Mission Produce 2026 13

W O R L D ’ S F I N E S T A V O C A D O S & M A N G O S Durable advantages Built to execute Category leadership Category-specific Breadth and Vertical creates resilient infrastructure depth of integration customer relationships fruit sources $540M+ 5080 95% 22 invested in fixed assets to hectares under management support purpose-built facilities across 4 continents providing customer retention rate, countries of origin and infrastructure year-round supply security and 20+ year average relationship Proven capability direct quality control with top 10 customers Deeply invested to execute in to source year-round, at scale specialty categories within each origin ©Mission Produce 2026 14

W W O O R R L L D D ’’ S S F F II N N E E S S T T A A V V O O C C A A D D O O S S & & M M A A N N G G O O S S with a proven track We are record of driving a avocado category growth* & mango category leader Category Management Our award-winning Shopper Insights marketplace intelligence, Promotional Program Support AvoIntel™ Retail Activations helps our partners drive sales, reduce In-Store Merchandising & Education shrink and attract Innovative Packaging Solutions more shoppers Digital Engagement *Numerator Insights. January-December 2023. ©Mi ©Mis ss sion Pr ion Pro oduce duce 2026 2026 15

W O R L D ’ S F I N E S T A V O C A D O S & M A N G O S Utilize infrastructure for Mangos category expansion We utilize our vertical integration in Peru and international growing partnerships to access the top mango varieties around the world. Minimal Facility Cross-selling Complementary incremental utilization success seasonality CAPEX improvement 47% of avocado fills fiscal second utilizing existing Mangos drove shoppers & third quarter facilities and ~15% higher also purchase capacity gaps distribution volume through mangos network distribution network 1 Market share Revenue 6.4% $86M From 1.5% (FY2021) (1) National Mango Board ©Mission Produce 2026 16 FY2025

W O R L D ’ S F I N E S T A V O C A D O S & M A N G O S Blueberries Utilize existing infrastructure in a high growth category Utilizes existing Peruvian farming infrastructure Segment Revenue Approx. controlled by Mission through controlling interest in farming operation $93M FY2025 Complementary seasonality Segment consolidated into ops in May 2022 harvest concentrated in Q1 and Q4 (Nov–Apr), filling avocado off-season capacity Improved overhead absorption Acreage Approx. Blueberry packing/cooling revenue supports International Farming 685 hectares under cultivation FY2024 segment profitability year-round up from ~340 hectares FY2019 Volume growth driven by new acreage coming into production ~150% GROWTH IN 5 YEARS further acreage expansion expected to translate to continued revenue growth ©Mission Produce 2026 17

W O R L D ’ S F I N E S T A V O C A D O S & M A N G O S Strong executive team & board aligned with shareholders Management & Board/insiders own ~31% of shares 3 new independent directors added in 2025 with deep outstanding – strong alignment with shareholders expertise in finance, food & beverage, and agribusiness Steve Barnard John Pawlowski Bryan Giles Joanne Wu Co-Founder & CEO President & COO Chief Financial Officer Chief Legal Officer Transitioning to Executive Chairman Transitioning to Chief Executive Officer 30+ years in finance, accounting and audit. ~20 years in public company representation, (effective April 2026) (effective April 2026) Oversees financial planning, risk securities law, M&A, and corporate Co-founded Mission in 1983; CEO since 25+ years in global food & foodservice. management, forecasting and acquisitions. governance. Previously VP, Asst. General 1988. Built Mission from a regional Joined Mission April 2024 as President & Previously VP Finance & Administration at Counsel at Public Storage; VP at Dine Brands operation into the global avocado leader COO. Previously President & COO of Lipari Tecom Industries / Smiths Group. CPA Global; legal counsel at Amgen; associate at over 40+ years. Oversaw expansion to 4 Foods (led M&A and organic growth); (inactive); career launched at Latham & Watkins. JD, USC. continents, IPO, and multi-year 16+ years at J.M. Smucker (VP International). Deloitte & Touche. transformational capital investment cycle. MBA, Kent State University. ©Mission Produce 2026 18

W O R L D ’ S F I N E S T A V O C A D O S & M A N G O S Our senior leadership Steve Barnard John Pawlowski Bryan Giles Co-Founder & CEO President & COO CFO team Joanne Wu Joe Wallace Damian Ricketts CLO CIO CAO Simón Gonzales Paul Frowde Keith Barnard Brooke Becker SVP, International Farming Managing Director, SVP, Global Sourcing SVP, Sales UK & Europe ©Mission Produce 2026 19

W O R L D ’ S F I N E S T A V O C A D O S & M A N G O S Fiscal 2026 first quarter overview 181.5 1Q26 FINANCIAL HIGHLIGHTS Volume sold 159.9 (mm LBS) • Adjusted EBITDA Grew 5% to $18.5M as Volume Growth and Margin Expansion Offset 30% Pricing Decline Avocado volumes increased 14% and gross margin expanded 190 basis points, demonstrating $334.2 Revenue $278.6 strong execution in a normalized pricing environment. ($mm) • M&D Segment Adjusted EBITDA Increased 33% Commercial teams drove volume growth while improving per-unit margins — the exact combination the business manages to. 2 Net Income* • International Farming generated positive and growing adjusted EBITDA in a historically off- $3.9 ($mm) season quarter through improved packhouse utilization. -$0.7 • Blueberries revenue grew 12% to $40.8M driven by higher per-unit sales prices and volume growth. • Acquisition On Track to Close During Fiscal Q3 2026 Integration planning underway; at $7.3 $7.1 Adj. Net Income least $25 million in annualized cost synergies expected within eighteen months of close, expanding Mission's North American avocado platform and adding prepared foods capabilities ($mm) Operating Segment Revenue Growth y/y Adj. EBITDA Growth y/y Income 3 $18.5 Adjusted EBITDA* $17.7 Marketing & Distribution $234.8M -$61.0M $1.1M $12.9M +$3.2M ($mm) Blueberries $40.8M +$4.4M $1.1M $3.3M -$2.9M 1Q25 1Q26 1 International Farming $10.6M +$1.4M $0.3M $2.3M +$0.5M Note: Fiscal quarter ended January 31 * Attributable to Mission Produce (1) The International Farming segment reflects gross segment sales (2) 1Q26 GAAP net income includes $7.0 million of transaction advisory costs (3) Non-GAAP reconciliation located in the appendix ©Mission Produce 2026 20

W O R L D ’ S F I N E S T A V O C A D O S & M A N G O S Non-GAAP reconciliations ©Mission Produce 2026 21

W O R L D ’ S F I N E S T A V O C A D O S & M A N G O S Non-GAAP reconciliations ©Mission Produce 2026 22

Appendix

W O R L D ’ S F I N E S T A V O C A D O S & M A N G O S Diversified sourcing AVOCADOS ©Mission Produce 2026 24

W O R L D ’ S F I N E S T A V O C A D O S & M A N G O S Diversified sourcing MANGOS ©Mission Produce 2026 25